

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 23, 2024

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

> **Re: C3 Bullion, Inc.**
> **Amendment No. 8 to Offering Statement on Form 1-A**
> **Filed December 13, 2024**
> **File No. 024-12367**

Dear Christopher Werner:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2024 letter.

<u>Amendment No. 8 to Offering Statement on Form 1-A filed December 13, 2024</u>

<u>Use of Proceeds, page 33</u>

1. Explain why you revised your disclosure to state "[i]f the Maximum Amount of Shares offered hereunder and through the Offering are purchased, we expect to receive net proceeds from this Offering of approximately $3,680,000 after deducting estimated maximum offering compensation for tZERO Securities, LLC and its affiliates" considering your disclosure elsewhere continues to state that you could raise a maximum of $37,200,000.

December 23, 2024
Page 2

Management's Discussion and Analysis of Financial Condition..., page 45

2.   Please revise your disclosure here to briefly discuss the changes in results from the year ended December 31, 2024 as compared to the interim period ended September 30, 2024. Refer to Item 9(a) of Form 1-A. Also, as a related matter, remove the brackets that surround your risk factor discussing your ability to continue as a going concern.

Transactions with Related Persons, Promoters..., page 65

3.   We note your response to prior comment 2 and reissue in part. Please revise your disclosure to account for the total $76,337 in compensation paid to Mr. Duque for the year ended December 31, 2023, and who you otherwise disclose would receive consulting fees at a rate of 5,000 per month, or a potential total of $60,000 per year. Please reconcile and revise your disclosure here and elsewhere, including "Security Ownership of the Board of Directors" on page 34.

        Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: James R. Simmons